Exhibit 99.1

Scotiabank reports strong first quarter earnings of $1.4 billion and increased its quarterly dividend by 3 cents per share

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2012 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our First Quarter 2012 Report to Shareholders and Supplementary Financial Information are available on the Investor Relations page of www.scotiabank.com.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov. The Bank transitioned from Canadian GAAP to IFRS effective for interim and annual periods beginning the first quarter of fiscal 2012. The interim Consolidated Financial Statements for the period ended January 31, 2012 reflect the Bank's first set of financial statements prepared under IFRS. Comparative periods in 2011 were also restated to reflect IFRS changes.

First quarter financial measures compared to the same period a year ago:

•         Earnings per share (diluted) of $1.20 compared to $1.08

•         Net income of $1,436 million, versus $1,249 million

•         Return on equity of 19.8%, compared to 20.9%

•         Productivity ratio of 53.5%, versus 53.3%

•         Quarterly dividend of 55 cents per common share

TORONTO, March 6, 2012 /CNW/ - Scotiabank reported first quarter net income of $1,436 million compared with net income of $1,249 million in the same period last year. Year over year, net income grew 15%.

Diluted earnings per share were $1.20, compared to $1.08 in the same period a year ago, an increase of 11%. Return on equity remained strong at 19.8%. This quarter benefitted from a gain on the sale of a real estate asset in Western Canada which amounted to 8 cents per share. A dividend of 55 cents per common share was announced, an increase of 3 cents.

"Consistent execution of our strategy and focus on our core businesses has led to a strong quarter," said Rick Waugh, Scotiabank President and CEO. "While we continue to watch global economic conditions closely, diversification across our business and focus on high growth international economies have continued to contribute to our results.

"Canadian Banking had an excellent quarter, reporting net income of $475 million, with higher volumes and increased transaction-based revenues. Revenue growth reflects our ongoing strategy to grow our payments, wealth management and card businesses. Each of retail, commercial and small business have performed well.

"With net income of $391 million, International Banking had a very good quarter. Continued emphasis on increasing assets and deposits resulted in strong volume growth in Latin America and Asia. Earnings reflected the benefit of diversification across international operations and stable credit conditions, despite lower contributions from Thanachart Bank given the recent flooding in Thailand.

"Strong performance in our global insurance and wealth businesses enabled Global Wealth Management to achieve net income for the quarter of $288 million. Increasing cross-sell of insurance, combined with new products and enhancements to existing products are driving strong results in our business globally.

"Global Banking and Markets (formerly Scotia Capital) reported strong net income of $311 million this quarter. Our diversified trading platform produced solid results for the quarter, including record revenues from ScotiaMocatta. These gains were partially offset by the continued competitive environment and margin pressures in other businesses.

"Across the Bank, we continue to manage our expenses very prudently. Our productivity ratio is in line with that of the same period last year and well within our target range.

"Our capital position remains strong. In February, we successfully raised capital to fund recently closed and previously announced acquisitions. We remain confident that we will achieve the minimum Canadian regulatory expectations for Basel III by the first quarter of 2013, which is well in advance of the international Basel III requirements.

"As these results show, effective execution of our five-point strategy continues to deliver sustainable profitability. Based on our strong first quarter results, we are well-positioned to achieve our goals for 2012."

Year-To-Date Performance Versus Key 2012 Financial and Operational Objectives:

TARGETS

1.	Earn a return on equity (ROE) (1) of 15 to 18%. For the three months Scotiabank earned an ROE of 19.8%.

2.	Generate growth in earnings per common share (diluted) of 5 to 10% (2). Our year-over-year growth in earnings per share was 11.1%.

3.	Maintain a productivity ratio(1) of less than 58%. Scotiabank's ratio was 53.5% for the three months.

4.	Maintain strong capital ratios. At 11.4%, Scotiabank's Tier 1 capital ratio remains strong by both Canadian and international standards.

(1) Refer below for a discussion of non-IFRS measures.

(2) Excluding $286 million of acquisition-related gains reported in the second quarter of 2011.

FINANCIAL HIGHLIGHTS(1)

	As at and for the three months ended
(Unaudited)	January 31 2012	October 31 2011	July 31 2011	April 30 2011	January 31 2011
Operating results ($ millions)
Net interest income	2,375	2,329	2,296	2,136	2,253
Net interest income (TEB(2))	2,380	2,334	2,302	2,141	2,258
Net fee and commission revenues	1,500	1,489	1,467	1,527	1,244
Other operating income	772	430	561	983	694
Other operating income (TEB(2))	835	499	628	1,047	760
Total revenue	4,647	4,248	4,324	4,646	4,191
Total revenue (TEB(2))	4,715	4,322	4,397	4,715	4,262
Provision for credit losses	265	281	250	270	275
Operating expenses	2,507	2,489	2,348	2,395	2,249
Provision for income taxes	413	298	397	353	375
Provision for income taxes (TEB(2))	481	372	470	422	446
Net income	1,436	1,157	1,303	1,621	1,249
Net income attributable to common shareholders	1,343	1,071	1,209	1,528	1,157
Operating performance
Basic earnings per share ($)	1.23	0.99	1.12	1.42	1.11
Diluted earnings per share(3) ($)	1.20	0.97	1.10	1.39	1.08
Diluted cash earnings per share(2)(3) ($)	1.23	1.00	1.12	1.41	1.10
Return on equity(2) (%)	19.8	16.4	19.1	25.7	20.9
Productivity ratio (%) (TEB(2))	53.5	57.9	53.7	50.9	53.3
Core banking margin(4) (%) (TEB(2))	2.03	2.07	2.09	2.09	2.21
Financial position information ($ millions)
Cash and deposits with banks	52,891	45,222	48,706	63,352	44,634
Trading assets	88,086	75,799	87,070	88,618	80,528
Loans to customers	341,226	327,573	318,118	311,577	310,225
Total assets	637,055	594,423	587,597	590,695	559,415
Deposits	451,609	421,335	415,172	419,501	398,752
Common equity	28,112	26,356	25,605	24,641	22,285
Preferred shares	4,384	4,384	4,384	4,384	3,975
Assets under administration(5)	310,789	297,668	302,545	305,740	236,268
Assets under managements(5)	106,004	102,733	104,572	105,944	55,814
Capital measures(6)
Tier 1 capital ratio (%)	11.4	12.2	12.3	12.0	11.8
Total capital ratio (%)	13.2	13.9	14.1	13.9	13.7
Tangible common equity to risk-weighted assets(2) (%)	8.5	9.6	9.6	9.3	9.9
Assets-to-capital multiple	17.7	16.6	17.0	17.6	17.6
Risk-weighted assets ($ millions)	253,075	233,970	224,773	222,304	215,332
Credit quality
Net impaired loans ($ millions)	1,914	2,084	2,138	2,248	2,294
Allowance for credit losses ($ millions)	2,750	2,689	2,677	2,639	2,646
Net impaired loans as a % of loans and acceptances	0.55	0.62	0.66	0.70	0.72
Provisions for credit losses as a % of average loans and acceptances (annualized)	0.32	0.34	0.32	0.36	0.36
Common share information
Share price ($)
High	56.95	54.96	59.73	61.28	57.72
Low	47.54	49.00	53.77	56.25	52.11
Close	51.53	52.53	54.18	57.69	56.46
Shares outstanding (millions)
Average - Basic	1,091	1,086	1,082	1,078	1,044
Average - Diluted	1,125	1,118	1,115	1,113	1,081
End of period	1,103	1,089	1,085	1,082	1,047
Dividends per share ($)	0.52	0.52	0.52	0.52	0.49
Dividend yield(7) (%)	4.0	4.0	3.7	3.5	3.6
Market capitalization ($ millions)	56,840	57,204	58,799	62,434	59,090
Book value per common share ($)	25.49	24.20	23.59	22.78	21.29
Market value to book value multiple	2.0	2.2	2.3	2.5	2.7
Price to earnings multiple (trailing 4 quarters)	10.8	11.3	11.7	12.8	13.8
Other information
Employees	77,302	75,362	74,902	73,558	71,653
Branches and offices	3,116	2,926	2,910	2,853	2,794

(1)	All comparative amounts except capital measures reflect the adoption of lFRS and should be read in conjuction with our press release of January 24, 2012.
(2)	Refer below for a discussion of non-IFRS measures.
(3)	Diluted earnings per share and diluted cash earnings per share under IFRS, previously reported on January 24, 2012 have been adjusted to correct for the dilution calculation of certain capital instruments and tandem stock appreciation rights.
(4)	The comparative numbers have been restated to conform to the current period calculations.
(5)	Comparative amounts have been restated to reflect intercompany relationships.
(6)	Prior period capital measures have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(7)	Based on the average of the high and low common share price for the period.

Forward-looking statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as "believe", "expect", "anticipate", "intent", "estimate", "plan", "may increase", "may fluctuate", and similar expressions of future or conditional verbs, such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 63 of the Bank's 2011 Annual Report.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

The "Outlook" sections in this document are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Non-IFRS Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-IFRS measures are used throughout this report and defined below.

Assets under administration (AUA)
AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank's statement of financial position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution; securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)
AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank's consolidated statement of financial position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Diluted cash earnings per share
The diluted cash earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash after tax amortization of intangible assets.

Economic equity and return on economic equity
For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is calculated as a ratio of Adjusted Net Income of the business segment and the economic equity attributed. Adjusted Net Income is net income attributable to common shareholders adjusted for the incremental cost of non-common equity capital instruments.

Core banking margin (TEB)
This ratio represents net interest income (on a taxable equivalent basis) on average total assets excluding total average assets relating to the Global Capital Markets business within Global Banking and Markets. This is consistent with the classification of net interest from trading operations in revenues from trading operations recorded in other operating income.

Operating leverage (TEB)
The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis) and impairment losses on investment securities, less the rate of growth in operating expenses.

Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB). Total revenue (on a taxable equivalent basis) is adjusted to include impairment losses on investment securities.

Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity.

Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common equity plus non-controlling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada (OSFI).

Notable Business Highlights

Growing our business

•         In January 2012, Scotiabank closed the acquisition of a 51% investment in Banco Colpatria, Colombia's 5th largest bank.

•         In Canada, Scotiabank's 'You're Richer Than You Think' campaign evolved with the launch of the "Richness Is…" program. This launch was anchored with the promotion of a "5-Year Plan" where individualized plans include tailored advice from a Scotia advisor, a practical, easy-to-follow plan, and realistic milestones to measure progress.

Recognized for success

•         Global Finance Magazine has named Scotiabank Best Trade Finance Bank in Canada for 2012, the sixth time in seven years. Global Finance also named Scotiabank as the Best Foreign Exchange Bank in Canada, Jamaica and Peru.

•         At the 2011 Canadian Investment Awards, Dynamic Funds was recognized as Analysts' Choice Fund Company of the Year and Scotia iTRADE's new Commission-Free ETF program was recognized with the "Best ETF Initiative".

•         Scotiabank was ranked fourth (with the third highest score) out of 253 corporations in the Globe and Mail's tenth annual Report on Business "Board Games" report. The rankings publish a score based on board composition, shareholding and compensation, disclosure rules and shareholder rights.

Serving our customers

•         The Scotiabank StartRight Program for newcomers to Canada has been expanded to include Mexico. Similar to those living in China and India, individuals immigrating to Canada from Mexico can now open their account in Canada and transfer funds before leaving their home country.

•         In Canada, we launched twelve Dynamic Funds and Scotia Asset Management products through third party retail financial advisors, ScotiaMcLeod and high net worth private client channels. Internationally we launched four more funds.

•         ScotiaLife Financial launched a new ScotiaLife Travel Insurance Program in Canada, offering customers a variety of options that allow them to select the coverage that best fits their travel needs. Outside of Canada we expanded our insurance sales force.

•         Scotiabank.com and Scotia OnLine were redesigned to make it easier to navigate the wide range of online options with improved access to Scotiabank's products and services. A customer-centric landing page was introduced as the initial access point to the broad scope of Scotiabank's operations.

•         Scotiabank acted as exclusive financial advisor to Pembina Pipeline Corporation on its acquisition of Provident Energy Ltd., a transaction valued at approximately $3.8 billion. The combined entity will be the third largest energy transportation and service provider in Canada with an enterprise value of approximately $10 billion.

•         Scotiabank served as Joint Bookrunner on a US$500 million bond issuance for Chilean-based Celulosa Arauco y Constitucion S.A., a producer of forestry and wood products with the second largest installed pulp capacity in the world.

A sampling of the Scotiabank's Bright Future program in action

•         Scotiabank Bahamas provided support to The Bahamas AIDS Foundation in hosting the 2011 Red Ribbon Ball. The Ball is the Foundation's single largest fundraising initiative, now in its eighteenth year.

•         More than 200 Scotiabankers delivered over 1,000 Christmas gifts visiting children's orphanages all over Chile.

•         Scotiabank is providing a five-year commitment to the YMCA of Fredericton's Strong Kids Program to assist the organization in supporting the needs of youth-at-risk.

Group Financial Performance and Financial Condition

Financial results
Scotiabank's net income for the first quarter was $1,436 million, compared with $1,249 million for the same period last year and $1,157 million last quarter. Diluted earnings per share were $1.20 (including a gain on sale of a real estate asset in Western Canada of 8 cents per share), compared to $1.08 in the same period a year ago and $0.97 last quarter. Return on equity remained strong at 19.8%, compared to 20.9% last year and 16.4% last quarter.

Impact of foreign currency translation
The table below reflects the impact of foreign currency translation on the year-over-year and quarter-over-quarter change in key income statement items. The impact of foreign currency translation was not significant quarter over quarter or year over year.

($ millions except per share amounts)	For the three months ended
	Jan 31, 2012 vs. Jan 31, 2011	Jan 31, 2012 vs. Oct. 31, 2011
U.S./Canadian dollar exchange rate (average)
January 31, 2012	$1.021	$1.021
October 31, 2011		$1.001
January 31, 2011	$1.005
% change	2%	2%
Impact on income:
Net interest income	$(5)	$8
Net fee and commission revenues	(4)	3
Other operating income	(9)	(4)
Operating expenses	11	(2)
Other items (net of tax)	2	(2)
Net income	$(5)	$3
Earnings per share (diluted)	$-	$-
Impact by business line:
Canadian Banking	1	1
International Banking	(7)	4
Global Wealth Management	-	1
Global Banking and Markets	(3)	(7)
Other	4	4

Q1 2012 vs Q1 2011

Net income
Scotiabank's net income was $1,436 million in the first quarter, an increase of $187 million or 15% from the same period a year ago. The increase included the after-tax real estate gain of $94 million. Excluding this gain, net income was up 7%. Contributing to these strong results was an increase in net interest income, growth in wealth management revenues from the inclusion of DundeeWealth Inc. (DundeeWealth), higher trading revenues and strong transaction-based fees. These increases were partly offset by higher operating expenses.

Total revenue
Total revenue (on a taxable equivalent basis) was $4,715 million, up $453 million or 11% from the same quarter last year. Acquisitions accounted for $295 million of this increase. The remaining growth was attributable to higher net interest income from asset growth, higher banking fees, stronger trading revenues, and the real estate gain.

Net interest income
This quarter's net interest income (on a taxable equivalent basis) of $2,380 million was $122 million or 5% higher than the same quarter last year. This was attributable to asset growth, primarily in business lending, residential mortgages and deposits with banks. The core banking margin was 2.03% down from 2.21% last year.

The decline in the margin was primarily from a narrower spread on the Canadian fixed rate portfolio, higher volumes of low spread deposits with banks and non-earning assets. This was partially offset by a wider spread on Canadian floating rate products, higher margins in Peru and Asia and the acquisitions in Uruguay.

Net fee and commission revenues
Net fee and commission revenues of $1,500 million was a substantial $256 million or 21% higher than the same period last year. The growth was attributable primarily to wealth management revenues which were up $204 million mainly from the DundeeWealth acquisition. Banking fees were $63 million above the prior year, mainly from higher credit fees across all business lines, the acquisitions in Uruguay and higher credit card transactions.

Other operating income
Other operating income (on a taxable equivalent basis) was $75 million higher at $835 million. This quarter included $111 million from the gain on sale of a real estate asset. Trading revenue was up from the same period last year, mainly in fixed income and precious metals. Net gains on sale of investment securities of $80 million rose $13 million. Net income from investments in associated corporations fell from the prior year reflecting lower earnings from Thanachart Bank in Thailand as a result of the flooding in that country, and the inclusion of the 19% equity pick up of DundeeWealth in the prior period. As well, the first quarter last year benefitted from a foreign currency translation gain of $38 million relating to foreign operations which were hedged later in 2011.

Provision for credit losses and impairment losses on investment securities
The provision for credit losses was $265 million this quarter, down $10 million from the same period last year. The year-over-year decline was due primarily to lower provisions in retail and commercial lending in Canadian Banking, offset by higher provisions in International Banking and Global Banking and Markets.

The impairment losses on investment securities were $26 million, compared to $43 million last year.

Operating expenses and productivity
Operating expenses were $2,507 million this quarter, up $258 million from the same quarter last year. Acquisitions accounted for $211 million of the increase. The remaining growth was mostly in compensation-related expenses which rose due to higher staffing levels and annual merit increases. Pension and benefit expenses were up this quarter, as the prior year included a $35 million benefit from the final wind-up and settlement of a subsidiary's pension plan.

The productivity ratio was 53.5%, in line with the 53.3% in the same quarter last year. Operating leverage year over year was negative 0.4%. However, adjusting for the impact of recent acquisitions, the real estate gain this quarter and the pension gain in 2011, operating leverage was positive 2.0%, reflecting the cost management actions put in place.

Taxes
The effective tax rate for this quarter was 22.3%, slightly lower than 23.1% in the first quarter last year. This decline was due primarily to a reduction in the statutory tax rate in Canada, lower taxes on the gain on sale of the real estate asset and a lower future tax adjustment. These were partially offset by a reduction in tax-exempt income.

Q1 2012 vs Q4 2011

Net income
Net income was $1,436 million, an increase of $279 million or 24% compared to the fourth quarter, due primarily to stronger trading revenues, the gain on sale of the real estate asset, growth in net interest income, increases in underwriting revenues, higher transaction-based banking fees and lower provisions for credit losses. These items were partly offset by a slight increase in operating expenses and the impact of a higher effective income tax rate.

Total revenue
Total revenue (on a taxable equivalent basis) of $4,715 million was $393 million or 9% higher quarter over quarter. The growth was primarily in other operating income from stronger trading results and the real estate gain. Net interest income was higher from asset growth. Net fee and commission revenues were up modestly.

Net interest income
Net interest income (on a taxable equivalent basis) was $2,380 million, up $46 million or 2% from the previous quarter. This was attributable to asset growth, primarily in business lending, residential mortgages and deposits with banks. The core banking margin of 2.03% was down slightly from 2.07% last quarter.

The slight decline in net interest margin was due to higher volumes of non-earning assets and narrower spread on the Canadian fixed rate portfolio. This was partly offset by wider spreads in Chile, Asia and Uruguay, as well as a wider spread in the Canadian floating rate portfolio.

Net fee and commission revenues
Compared to the previous quarter, net fee and commission revenue of $1,500 million was up $11 million or 1%. Revenues were up from stronger underwriting and other advisory fees and higher card revenues in both Canadian and International Banking.

Other operating income
Other operating income (on a taxable equivalent basis) rose a substantial $336 million or 67% to $835 million. Revenue from trading operations was $159 million higher at $385 million, mainly in fixed income, equities and precious metals due to improved market conditions. This quarter included the real estate gain and a favourable change in the fair value of financial instruments. The prior quarter included foreign currency translation losses related to unhedged available-for-sale equity securities, (which have since been hedged) which were partially offset by the recognition of negative goodwill related to an acquisition.

Gains on investments securities of $80 million were $7 million lower than the prior quarter. The net income from investments in associated corporations fell $16 million, primarily from a reduced contribution from Thanachart Bank.

Provision for credit losses and impairment losses on investment securities
The provision for credit losses was $265 million this quarter, down $16 million from the prior quarter. The quarter-over-quarter decline in provisions was due mainly to decreases in commercial provisions in International Banking and Global Banking and Markets, partly offset by slightly higher provisions in Canadian Banking.

Impairment losses on investment securities were in line with last quarter.

Operating expenses and productivity
The Bank continues to manage its expense growth prudently. Compared to the fourth quarter, operating expenses were relatively stable with a slight increase of $18 million or 1%. This growth was due primarily to higher compensation-related and business and capital taxes partly offset by a decrease in advertising and premises and technology costs. Compensation-related expenses were up due to higher staffing levels and higher stock-based compensation. The latter was mainly from the impact of vesting of new grants awarded to employees eligible to retire.

The productivity ratio was 53.5%, compared to 57.9% in the previous quarter. Quarter over quarter, the operating leverage was 8.3%, or 6.5% excluding the real estate gain, and acquisitions.

Taxes
The effective tax rate for this quarter was 22.3%, up from 20.5% in the prior quarter. The increase in the effective tax rate was primarily due to lower tax-exempt income and higher income in higher tax jurisdictions. Partially offsetting these items were lower taxes on the real estate gain and a lower statutory rate in Canada. The prior quarter also included the write down of a deferred tax asset related to a loss on disposal of subsidiary operations in a prior year.

Financial position
The Bank's total assets as at January 31, 2012 were $637 billion, up $43 billion or 7% from October 31, 2011.

Cash and deposits with banks grew by $8 billion, due mainly to increases in interest bearing deposits in the United States.

Securities purchased under resale agreements increased by $6 billion.

Trading assets increased $12 billion from October 31, 2011, primarily in trading securities which were up $12 billion from higher holdings of government debt and equities.

As at January 31, 2012, the unrealized gain on available-for-sale investment securities, after the impact of qualifying hedges is taken into account, was $732 million, a decrease of $4 million from October 31, 2011.

The Bank's loans to customers increased $14 billion or 4% from October 31, 2011. Business and government loans increased $8 billion due mainly to growth in Latin America, including the acquisition of Banco Colpatria in Colombia, and growth in Asia and Global Banking and Markets. In retail lending, residential mortgages increased $3 billion due primarily to growth in Canada. Personal and credit card loans increased $2 billion due mainly to Banco Colpatria.

Total liabilities were $603 billion as at January 31, 2012, up $41 billion or 7% from October 31, 2011.

Total deposits increased by $30 billion. Deposits from customers grew $24 billion, from growth in business and government deposits in the United States, personal deposits in Canada and the acquisition of Banco Colpatria. Deposits by banks increased $7 billion in the United States and Asia.

Obligations related to securities sold under repurchase agreements grew by $8 billion.

Total equity increased $1,897 million from October 31, 2011. This increase was driven by internal capital generation of $804 million, the issuance of common shares of $518 million for the purchase of Banco Colpatria, as well as $206 million common shares issued through the Dividend Reinvestment Plan and the exercise of options.

Accumulated other comprehensive loss decreased $210 million due mainly to a $142 million decline in unrealized foreign exchange losses on the Bank's investments in its foreign operations and an improvement in the unrealized losses on cash flow hedges. Non-controlling interests in subsidiaries increased $197 million due primarily to the acquisition of Banco Colpatria.

Capital ratios
The Bank continues to maintain a strong capital position. The Tier 1 and Total capital ratios as at January 31, 2012 were 11.4% and 13.2%, respectively, down from 12.2% and 13.9% as at October 31, 2011.

Strong internally generated capital during the quarter was more than offset by several one-time items, including: the implementation of the new Basel market risk framework, the Bank's adoption of IFRS, and the acquisition of Banco Colpatria, which was partly offset by the issuance of common equity for this acquisition. For regulatory capital purposes, the impact of the transition to IFRS on retained earnings will be phased-in over five quarters.

Similarly, the tangible common equity ratio (TCE) as at January 31, 2012 was lower at 8.5% compared to 9.6% at October 31, 2011. The TCE ratio includes the full impact of the transition to IFRS.

In February 2012, the Bank raised $1,658 million, before related issue expenses, of new common equity to fund recently closed and previously announced acquisitions. This will result in improved capital ratios reported next quarter.

Business Segment Results
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world.

The Bank's businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the condensed interim consolidated financial statements as disclosed in Note 3 of the consolidated financial statements. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income and other operating income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and other operating income arising from taxable and tax-exempt sources.

During the quarter the Bank implemented changes in its methodology for certain business line allocations. These allocations did not have an impact on the Bank's consolidated results. The changes were in the following key areas:

•         Funds transfer pricing - A funds transfer pricing methodology is used to allocate interest income and expense by product to each business line and the Other segment. The methodology was changed from applying short-term rates for transfer pricing of assets and liabilities, to applying rates that match the contractual and behavioural maturities of the assets and liabilities in each business line (matched maturity transfer pricing). This change in the methodology mostly impacted the results of Canadian Banking, Global Wealth Management, and the Other segment. International Banking and Global Banking and Markets were less impacted.

•         Revenue and cost sharing arrangements between Canadian and International Banking and Global Wealth Management - The methodologies for revenue and cost sharing were modified between Global Wealth Management and the two business lines that facilitate the sale and distribution of wealth products. The methodologies were enhanced to ensure that the other business lines are appropriately incented and compensated for their cross-sell activities.

•         Tax normalization - To ensure the reasonability of the effective tax rate for the business lines, the net income from associated corporations, is now adjusted to normalize for taxes. The offset is in the Other segment. There is no impact on the overall Bank's result.

•         Global Transaction Banking (GTB) allocations - GTB business that is serviced in Canadian Banking branches but is attributed to and included in Global Banking and Markets was previously reported as a single line item in net interest income. It is now included on a line-by-line basis, with no overall impact on net income. In addition, other GTB product revenues have now been attributed to Global Banking and Markets.

The prior year's amounts have been restated to reflect the revised methodologies.

Scotiabank's results, and average assets, allocated by these operating segments, are as follows:

	For the three months ended January 31, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,174	$1,003	$123	$170	$(95)	$2,375
Net fee and commission revenues	365	291	586	289	(31)	1,500
Net income from investments in associated corporations	1	68	53	-	(29)	93
Other operating income	13	91	97	387	91	679
Provision for credit losses	136	124	-	5	-	265
Impairment losses on investment securities	4	2	-	1	19	26
Operating expenses	768	845	495	390	9	2,507
Provision for income taxes	170	91	76	139	(63)	413
Net income	$475	$391	$288	$311	$ $(29)	$1,436
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	$1	$18	$6	$-	$-	$25
Capital instrument equity holders	-	-	-	-	13	13
Net income attributable to equity holders of the Bank	$474	$373	$282	$311	$(42)	$1,398
Average assets ($ billions)	$219	$101	$13	$206	$97	$636
Average liabilities ($ billions)	$144	$62	$15	$114	$207	$542

	For the three months ended October 31, 2011
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,145	$941	$121	$193	$(71)	$2,329
Net fee and commission revenues	363	294	586	282	(36)	1,489
Net income from investments in associated corporations	2	100	48	-	(41)	109
Other operating income	7	100	83	205	(74)	321
Provision for credit losses	135	158	1	17	(30)	281
Impairment losses on investment securities	5	-	-	11	7	23
Operating expenses	797	820	513	370	(11)	2,489
Provision for income taxes	161	86	62	39	(50)	298
Net income	$419	$371	$262	$243	$(138)	$1,157
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	$-	$9	$8	$-	$-	$17
Capital instrument equity holders	$-	$-	$-	$-	$14	$14
Net income attributable to equity holders of the Bank	$419	$362	$254	$243	$(152)	$1,126
Average assets ($ billions)	$216	$98	$13	$203	$85	$615
Average liabilities ($ billions)	$142	$61	$13	$113	$200	$529

	For the three months ended January 31, 2011
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,160	$872	$112	$196	$(87)	$2,253
Net fee and commission revenues	349	268	387	291	(51)	1,244
Net income from investments in associated corporations	(1)	90	69	-	(44)	114
Other operating income	15	80	75	370	40	580
Provision for credit losses	165	113	-	(3)	-	275
Impairment losses on investment securities	-	1	-	-	42	43
Operating expenses	731	755	336	401	26	2,249
Provision for income taxes	176	82	68	124	(75)	375
Net income	$451	$359	$239	$335	$(135)	$1,249
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	$1	$17	$8	$-	$-	$26
Capital instrument holders	$-	$-	$-	$-	$15	$15
Net income attributable to equity holders of the Bank	$450	$342	$231	$335	$(150)	$1,208
Average assets ($ billions)	$206	$91	$10	$182	$64	$553
Average liabilities ($ billions)	$138	$58	$12	$108	$163	$479

(1)	Refer above for a discussion of non-IFRS measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the three months ended January 31, 2012 ($68), October 31, 2011 ($74) and January 31, 2011 ($71), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

SHAREHOLDER INFORMATION

Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2012

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 3	January 27
April 3	April 26
July 3	July 27
October 2	October 29

Annual Meeting date for fiscal 2012
The Annual Meeting of Shareholders of the Bank for the fiscal year ending October 31, 2012, will be held in Halifax, Nova Scotia, on Tuesday, April 9, 2013.

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website
For information relating to Scotiabank and its services, visit us at our website:
www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on March 6, 2012, at 2:00 pm EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644-3414 or 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of
www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from March 6, 2012, to March 21, 2012, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4487923#. The archived audio webcast will be available on the Bank's website for three months.

Contact information
Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 775-0798
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:
For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 933-1344
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Shareholders (continued):
Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284
For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

%CIK: 0000009631

For further information:

Media:
For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 933-1344
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

CO: Scotiabank - Financial Releases

CNW 07:30e 06-MAR-12